Mail Stop 4561

December 14, 2009

Stephen J. Luczo
Chief Executive Officer
Seagate Technology
P.O. Box 309, Ugland House
Grand Cayman KY1-1104, Cayman Islands

      Re: Seagate Technology
             Form 10-K for Fiscal Year Ended July 3, 2009
             Filed August 19, 2009
             File No. 001-31560

Dear Mr. Luczo:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                  Sincerely,

                  Barbara C. Jacobs
                  Assistant Director